THIRD QUARTER EBITDA UP 10%
                 TO A RECORD OF Ps.749 MILLION (US$68 MILLION)

                            --EBITDA Margin of 44%--

                 --Net Revenue Increases 9% to All-time High of
                      Ps.1,713 Million (US$156 Million)--

FOR IMMEDIATE RELEASE
---------------------

     Mexico City,  October 22, 2003--TV  Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today all-time high third quarter net sales of Ps.1,713 million (US$156 million) and a five-year record EBITDA for a third quarter of Ps.749 million (US$68 million), 9% and 10% increases, respectively, over the prior year period. Third quarter EBITDA margin rose one percentage point to 44%.

     "During the third quarter, optimal advertising solutions within compelling programming alternatives, captured increased seasonal advertising demand in Mexico, and allowed us to build our presence in the U.S. Hispanic market," said Pedro Padilla, Chief Executive Officer of TV Azteca. "As planned, sales growth more than compensated outlays related to targeted programming efforts, which allowed us to surpass already robust revenue and profitability comparables."

     "On the strategic front, we are on track to return to a pure-play media company in the second quarter of 2004, and further develop our competitive strengths by means of a split off of Unefon and all of our telecommunications assets" added Mr. Padilla. "After a broad market survey that enriched a proposal for separation, TV Azteca's board of directors unanimously approved a split off of Unefon, in a way that does not affect our previously-approved six-year plan for uses of cash."

     The company noted the cash usage plan entails reducing TV Azteca's debt by approximately US$250 million, and making cash distributions to shareholders above US$500 million within a six-year period.

Third Quarter Results
---------------------

     Net sales grew 9% to Ps.1,713 million (US$156 million), up from Ps.1,578 million (US$143 million) for the same period of 2002. Total costs and expenses rose 8% to Ps.963 million (US$87 million), from Ps.895 million (US$81 million) for the same quarter of last year. As a result, the company reported EBITDA of Ps.749 million (US$68 million), 10% higher than Ps.683 million (US$62 million) of the third quarter of 2002. Net income for the quarter was Ps.334 million (US$30 million) compared with Ps.10 million (US$1 million) for the same period of 2002.


Millions of pesos(1) and dollars(2) except percentages and per share amounts.

--------------------------------------------------------------------------------
                    3Q 2002                3Q 2003               Change
                                                             US$         %
--------------------------------------------------------------------------------
Net Revenue
  Pesos            Ps. 1,578              Ps. 1,713
  US$              US$ 143                US$ 156            13         +9%
EBITDA(3)
  Pesos            Ps. 683                Ps. 749
  US$              US$ 62                 US$ 68             6          +10%
Net Income
  Pesos            Ps. 10                 Ps. 334
  US$              US$ 1                  US$ 30             29        3,240%
Income per ADS(4)
  Pesos            Ps. 0.05               Ps. 1.8
  US$              US$ 0.005              US$ 0.16           0.16      3,240%
--------------------------------------------------------------------------------

(1) Pesos of constant purchasing power as of September 30, 2003.
(2) Conversion based on the exchange rate of Ps.11 per US dollar as of September 30, 2003.
(3) EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
(4) Calculated based on 190.6 million ADSs outstanding as of September 30, 2003

Net Revenue
-----------

     The 9% increase in net sales reflects constant third quarter advertising rates, and a 7% increase in weighted average full-day utilization of commercial airtime, compared with the same period of the prior year.

     Third quarter net revenue includes sales from the Azteca America Network--the company's wholly-owned broadcasting network focused on the U.S. Hispanic market--of Ps.52 million (US$5 million), four times higher than the Ps.14 million (US$1 million) of the same period a year ago. This quarter's revenue is composed of Ps.39 million (US$4 million) sales from the Los Angeles station KAZA-TV, and Ps.13 million (US$1 million) from network sales.

     On July 1, Azteca America began to operate KAZA-TV under the terms of a previously announced three-year local marketing agreement (LMA) with Pappas Telecasting Companies, which allows Azteca America to retain all advertising revenue generated from the programming it supplies to the station.

     "In a short period of time we are developing solid sales and operational capabilities, while building recognition among clients and audiences," commented Mario San Roman, Chief Operating Officer of TV Azteca. "Given the importance of the Los Angeles market among U.S. Hispanics, a dynamic performance of KAZA-TV will represent a superior platform for increased promotion of the entire network."

     During the quarter, TV Azteca also reported sales of programming abroad of Ps.39 million (US$4 million), which was 33% above the Ps.29 million (US$3 million) of the third quarter of the prior year. Growth in programming exports was principally driven by sales of our novela Mirada de Mujer, el Regreso in certain markets of Europe, and of our novelas La Hija del Jardinero and La Duda in Latin American countries.

     During the third quarter, TV Azteca reported content and advertising sales to Todito.com of Ps.57 million (US$5 million), and Ps.29 million (US$3 million) in advertising sales to Unefon. In the third quarter of 2002, sales to Todito and Unefon were Ps.44 million (US$4 million) and Ps.18 million (US$2 million), respectively.

     Pursuant to the terms of the advertising contract between Unefon and TV Azteca, during the third quarter Unefon paid in cash the Ps.28 million (US$3 million) of advertising purchased from TV Azteca within the prior three month period.

     During the quarter, barter sales were Ps.84 million (US$8 million) compared with Ps.37 million (US$3 million) in the same period of the prior year. Inflation adjustment of advertising advances was Ps.50 million (US$5 million), compared with Ps.63 million (US$6 million) of the third quarter of 2002.

Total Costs and Expenses
------------------------

     The 8% increase in third quarter costs and expenses resulted from the combined effect of an 8% increase in programming, production and transmission costs to Ps.706 million (US$64 million) from Ps.652 million (US$59 million) in the prior year period, and 6% growth in administration and selling expense to Ps.257 million (US$23 million) from Ps.243 million (US$22 million) in the same quarter a year ago.

     "Growing production and programming efforts to capture robust seasonal demand in Mexico and new advertising opportunities within the Los Angeles market increased costs during the quarter. However, the rewards are clear through larger revenue per peso invested, in line with our expectations," said Carlos Hesles, Chief Financial Officer of TV Azteca.

     The company noted it produced 2,039 hours of in-house content during the quarter, 6% above the 1,923 hours produced in the same period of the prior year.

     The 6% increase in administration and selling expense reflects higher personnel, services and operating expenses, primarily related to growing operations in the United States, as well as one-time expenses connected to celebrations of the 10th anniversary of TV Azteca.

EBITDA and Net Income
---------------------

     The 9% increase in third quarter net revenue combined with an 8% growth in costs and expenses resulted in EBITDA of Ps.749 million (US$68 million), up 10% from the third quarter of last year, and the highest level since 1998.

     Third quarter net income increased to Ps.334 million (US$30 million), from Ps.10 million (US$1 million) for the same period of 2002. The increase was influenced by a Ps.55 million (US$5 million) reduction in depreciation and amortization, primarily resulting from the company's adoption of accounting bulletin C-8 in the fourth quarter of 2002, which as previously detailed, requires setting market value of television concessions through impairment tests, and not from continuing amortization.

     The company also recorded other financing expense of Ps.14 million (US$1 million), principally reflecting quarterly amortizations from expenses related to the issuance of TV Azteca's 2004 and 2007 senior notes. This is compared to other financing expense in the third quarter of 2002 of Ps.125 million (US$11 million), which resulted from portfolio losses during the third quarter of that year.

     TV Azteca recorded interest income of Ps.108 million (US$10 million) in the third quarter, compared with Ps.51 million (US$5 million) in the same period of the prior year. The increase is primarily explained by the accounting of quarterly interest income from Pappas Telecasting of approximately Ps.41 million (US$4 million) from a previously detailed US$129 million note in favor of Azteca America. The note bears interest at an annual rate of 11.6279%, or US$15 million based on the full amount of the note.

     During the quarter, the interest income from the note was offset by the accounting of a Ps.41 million (US$4 million) expense from the quarterly amount of an annual LMA fee of US$15 million payable to Pappas Telecasting for the operation of the Los Angeles station.

     The LMA fee for the quarter was recorded as other expense. Also included in other expense during the three-month period are Ps.31 million (US$3 million) of charitable donations, Ps.21 million (US$2 million) from the recognition of 50% of the net loss of Todito.com in TV Azteca's financial statements, and Ps.6 million (US$1 million) from the recognition of the net loss of Monarcas, TV Azteca's soccer team.

Uses of Cash
------------

     The company noted its sound financial results translate into solid free-cash generation, and that it is on budget to accomplish its targeted creation of free cash of US$125 million during 2003.

     Adhering to the timetable of the company's six-year plan for uses of cash, TV Azteca expects to make a US$15 million cash distribution on December 5, 2003, as previously approved by shareholders on April 30. In addition, TV Azteca noted it is working on alternatives to reduce its outstanding indebtedness during 2004.

Growth in Azteca America
------------------------

     Azteca America Network increased its over-the-air coverage to 67% of the U.S. Hispanic households from 63% at the close of the prior quarter, with no associated equity investment from TV Azteca.

     With this quarter's affiliations in Chicago, IL; Charleston, SC; and Chattanooga, TN, Azteca America Network has a total of 29 affiliate stations, and covers 12 of the top 15 U.S. Hispanic markets. Cable carriage is present in twelve markets, equivalent to 29% of U.S. Hispanic households.

     On July 1, Azteca America began to operate the Los Angeles television station KAZA-TV. The company staffed the station with qualified operational and sales personnel and designed enhanced marketing plans, which has allowed the company to retain existing advertisers and set the foundation for future growth.

Board Unanimously Approves Unefon Split off
-------------------------------------------

     On October 6, the company's board of directors unanimously approved a split off of TV Azteca's 46.5% equity stake in Unefon and of the company's 50% equity stake in Cosmofrecuencias, a wireless broadband Internet access provider. Through the split off, TV Azteca will be completely separated from its telecommunications' investments.

     The telecommunications assets will form Azteca Telecom, a new entity that, upon approval from Mexican securities authorities, will be publicly traded on the Mexican stock exchange, and upon authorization of the Securities and Exchange Commission will also trade over-the-counter in the United States. The company anticipates public trading of Azteca Telecom to occur within the second quarter of 2004.

     "By allowing shareholders to determine their participation in the telecommunications business, we are offering a unique opportunity for separate stakes in some of Mexico's most dynamic industries, with the potential for adding significant shareholder value going forward," concluded Mr. Padilla.

Nine Months Results
-------------------

Millions of pesos(1) and dollars(2) except percentages and per share amounts.

--------------------------------------------------------------------------------
                   9M 2002                9M 2003               Change
                                                             US$       %

--------------------------------------------------------------------------------
Net Revenue
  Pesos            Ps. 4,823              Ps. 4,905
  US$              US$ 438                US$ 446            8         +2%
EBITDA(3)
  Pesos            Ps. 2,044              Ps. 2,177
  US$              US$ 186                US$ 198            12        +6%
Net Income
  Pesos            Ps. 274                Ps. 965
  US$              US$ 25                 US$ 88             63       +252%
Income per ADS(4)
  Pesos            Ps. 1.44               Ps. 5.06
  US$              US$ 0.13               US$ 0.46           0.33      +252%

--------------------------------------------------------------------------------

(1) Pesos of constant purchasing power as of September 30, 2003.
(2) Conversion based on the exchange rate of Ps.11 per US dollar as of September 30, 2003.
(3) EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
(4) Calculated based on 190.6 million ADSs outstanding as of September 30, 2003

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

           Bruno Rangel                                   Omar Avila
          5255 3099 9167                                 5255 3099 0041
      jrangelk@tvazteca.com.mx                       oavila@tvazteca.com.mx

                                Media Relations:

                                 Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx


(financial tables follow)

                                            TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                                               CONSOLIDATED RESULTS OF OPERATIONS*
                                (Millions of Mexican pesos of September 30, 2003 purchasing power)

                                                      Third Quarter of :            Third Quarter of :
                                                -------------------------    -----------------------------------
                                                   2002           2003          2002             2003            Change
                                                -----------    ----------    ---------         -------       ---------------
                                                                                     Millions of US Dollars **
                                                                             ------------------------------------------
                                                                                                                          %
                                                                                                                          --
Net revenue                                     Ps   1,578     Ps  1,713     US$  143   100%  US$ 156  100%  US$  13      9%
Programming, production and transmission costs         652           706           59    41%       64   41%        5      8%
Sales and administrative expenses                      243           257           22    15%       23   15%        1      6%
                                                -----------    ----------    ---------        --------       --------

EBITDA                                                 683           749           62    43%       68   44%        6     10%

Depreciation and amortization                          142            87           13               8             (5)

                                                -----------    ----------    ---------        --------       --------
Operating profit                                       541           662           49    34%       60   39%       11     23%
                                                -----------    ----------    ---------        --------       --------

Other expense -Net                                    (102)         (124)          (9)            (11)            (2)
                                                -----------    ----------    ---------        --------       --------

Comprehensive financing cost:
Interest expense                                      (182)         (195)         (17)            (18)            (1)
Other financing expense                               (125)          (14)         (11)             (1)            10
Interest income                                         51           108            5              10              5
Exchange loss -Net                                    (102)         (115)          (9)            (10)            (1)
(Loss) gain on monetary position                        (5)            3           (0)              0              1

                                                -----------    -----------   ---------        --------       --------
Net comprehensive financing cost                      (363)         (213)         (33)            (19)            14
                                                -----------    ----------    ---------        --------       --------

Income before provision for income tax and
deferred income tax                                     76           325            7     5%       30   19%       23    328%
Provision for:
Income tax                                             (66)          (21)          (6)             (2)             4
Deferred income tax benefit                              -            30            -               3              3
                                                -----------    ---------     ---------        --------       --------

Net income                                      Ps      10     Ps    334     US$    1     1%  US$  30   20%  US$  30   3240%
                                                ===========    ==========    =========        ========       ========

                                                -----------    ----------    ---------        --------       --------
Net income of minority stockholders             Ps     0.0     Ps    0.5     US$    0         US$   0        US$ 0.0
                                                ===========    ==========    =========        ========       ========

                                                -----------    ----------    ---------        --------       --------
Net income of majority stockholders             Ps      10     Ps    334     US$    1         US$  30        US$  29
                                                ===========    ==========    =========        ========       ========

End of period exchange rate                     Ps   10.21     Ps  11.00

*   Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2003 expressed as of September 30, 2003 purchasing power, translated at the exchange rate of Ps. 11.00 per U.S. dollar.

                                            TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                                               CONSOLIDATED RESULTS OF OPERATIONS*
                                (Millions of Mexican pesos of September 30, 2003 purchasing power)

                                                     Nine months ended               Nine months ended
                                                       September 30,                    September 30,
                                                -------------------------    -----------------------------------
                                                   2002           2003          2002             2003            Change
                                                -----------    ----------    ---------         -------       ---------------
                                                                                     Millions of US Dollars **
                                                                             ------------------------------------------
                                                                                                                          %
                                                                                                                          --
Net revenue                                     Ps    4,823    Ps   4,905    US$   438  100%  US$  446 100%  US$    8     2%
Programming, production and transmission costs        2,053         1,964          187   43%       179  40%        (8)   -4%
Sales and administrative expenses                       725           764           66   15%        69  16%         3     5%
                                                -----------    ----------    ---------        --------       --------

EBITDA                                                2,044         2,177          186   42%       198  44%        12     6%

Depreciation and amortization                           399           254           36              23            (13)

                                                -----------    ----------    ---------        --------       --------
Operating profit                                      1,645         1,923          150   34%       175  39%        25    17%
                                                -----------    ----------    ---------        --------       --------

Other expense -Net                                     (276)         (327)         (25)            (30)            (5)
                                                -----------    ----------    ---------        --------       --------

Comprehensive financing cost:
Interest expense                                       (545)         (550)         (50)            (50)            (0)
Other financing expense                                (122)          (41)         (11)             (4)             7
Interest income                                         160           197           15              18              3
Exchange loss -Net                                     (386)         (127)         (35)            (12)            24
Loss on monetary position                               (47)          (20)          (4)             (2)             2

                                                -----------    ----------    ---------        --------       --------
Net comprehensive financing cost                       (940)         (541)          85)            (49)            36
                                                -----------    ----------    ---------        --------       --------

Income before provision for income tax                  429         1,055           39    9%        96  22%        57   146%

Provision for income tax                               (155)          (89)         (14)             (8)             6

                                                -----------    ----------    ---------        --------       --------

Net income                                      Ps      274    Ps     966    US$    25    6%  US$   88  20%  US$   63   252%
                                                ===========    ==========    =========        ========       ========

                                                -----------    ----------    ---------        --------       --------
Net (loss) income of minority stockholders      Ps     (0.4)   Ps     1.0    US$    (0)       US$    0       US$    0
                                                ===========    ==========    =========        ========       ========

                                                -----------    ----------    ---------        --------       --------
Net income of majority stockholders             Ps      274    Ps     965    US$    25        US$   88       US$   63
                                                ===========    ==========    =========        ========       ========

End of period exchange rate                     Ps    10.21    Ps   11.00

*   Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2003 expressed as of September 30, 2003 purchasing power, translated at the exchange rate of Ps. 11.00 per U.S. dollar.

                                            TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                                               CONSOLIDATED RESULTS OF OPERATIONS*
                                (Millions of Mexican pesos of September 30, 2003 purchasing power)

                                                      At September 30,             At September 30,
                                                -------------------------    -------------------------
                                                   2002           2003          2002             2003            Change
                                                -----------    ----------    ---------         -------       ---------------
                                                                                     Millions of US Dollars **
                                                                             ------------------------------------------
                                                                                                                          %
                                                                                                                          --
Current assets:
Cash and cash equivalents                       Ps    1,357    Ps   1,276    US$   123        US$  116       US$   (7)
Accounts receivable                                   3,064         3,312          278             301             23
Other current assets                                  1,082         1,240           98             113             14

Total current assets                                  5,503         5,828          500             530             30     6%

Accounts receivable from Unefon                       2,124         1,851          193             168            (25)
Property, plant and equipment-Net                     2,297         2,266          209             206             (3)
Television concessions-Net                            3,742         3,826          340             348              8
Invesment in Unefon                                   1,825         1,757          166             160             (6)
Invesment in Todito                                     351           233           32              21            (11)
Investment in Azteca America                          1,078         1,431           98             130             32
Exhibition rights                                     1,292         1,177          117             107            (10)
Other assets                                          1,220         1,170          111             106             (5)
Goodwill -Net                                           663           629           60              57             (3)

Total long-term assets                               14,592        14,340        1,326           1,303            (23)   -2%

                                                -----------    ----------    ---------        --------       --------
Total assets                                    Ps   20,095    Ps  20,168    US$ 1,826        US$1,833       US$    7     0%
                                                ===========    ==========    =========        ========       ========


Current liabilities:
Short-term debt                                 Ps      752    Ps     969    US$    68        US$   88       US$   20
Guaranteed senior notes                                             1,375                          125            125
Other current liabilities                             1,638         1,994          149             181             32

Total current liabilities                             2,390         4,338          217             394            177    82%

Long-term liabilities
Guaranteed senior notes                               4,516         3,301          410             300           (110)
Bank loans                                            1,607         1,342          146             122            (24)
Advertising advances                                  2,332         2,420          212             220              8     4%
Unefon advertising advance                            2,251         2,096          205             191            (14)
Todito advances                                         584           380           53              35            (19)
Other long term liabilities                             202           131           18              12             (6)
Deferred income tax payable                                            26                            2              2

Total long-term liabilities                          11,492         9,696        1,044             881           (163)  -16%

                                                -----------    ----------    ---------        --------       --------

Total liabilities                                    13,882        14,034        1,262           1,276             14     1%

Total stockholders' equity                            6,213         6,134          565             558             (7)   -1%

                                                -----------    ----------    ---------        --------       --------
Total liabilities and equity                    Ps   20,095    Ps  20,168    US$ 1,826        US$1,833       US$    7     0%
                                                ===========    ==========    =========        ========       ========

End of period exchange rate                     Ps    10.21    Ps   11.00

*   Mexican GAAP.

** The U.S. dollar figures represent Mexican peso amounts as of September 30, 2003, expressed as of September 30, 2003 purchasing power, translated at the exchange rate of Ps. 11.00 per U.S. dollar.


                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
        Millions of Mexican pesos of September 30, 2003 purchasing power





                                                                               Nine months ended September 30,
                                                                             ------------------------------------
Operations:                                                                      2002                    2003
-------------
                                                                             ------------           -------------

Net income                                                                   Ps      274            Ps       966
Charges to results of operation not affecting resources:
Amortization of concessions and goodwill                                             123                      32
Depreciation                                                                         276                     222
Equity method in associate and affiliates                                             70                      28

Net change in accounts receivable, inventories, exhibition rights,
related parties, accounts payable and accrued expenses                             1,528                   1,887
Unefon advertising advances                                                          (59)                   (122)
Todito advertising, programming, and services advances                              (148)                   (136)
Advertising advances                                                              (2,414)                 (2,128)
                                                                             ------------           -------------
Resources (used in) provided by operations                                          (350)                    749
                                                                             ------------           -------------
Investment:
----------

Acquisition of property, machinery and equipment -Net                               (148)                   (175)
Advance payments to Pappas Telecasting Companies, through
Azteca America                                                                      (357)
Todito's reduction of capital stock                                                                           33
Minority interest                                                                      1                       -
                                                                             ------------           -------------
Resources used in investing activities                                              (504)                   (142)
                                                                             ------------           -------------

Financing:
---------

Guaranteed senior notes                                                              307                     157
Bank loans -Net                                                                      236                     531
Stock options exercised                                                               51                       3
Preferred dividend paid                                                              (38)                    (36)
Repurchase of shares                                                                (174)                      -
Sale of treasury shares                                                              140                      98
Distribution to shareholders                                                           -                  (1,442)
Financial instruments                                                                  -                     (67)
                                                                             ------------           -------------
Resources provided by (used in) financing activities                                 522                  (756)
                                                                             ------------           -------------
Decrease in cash and cash equivalents                                               (332)                 (149)
Cash and cash equivalents at beginning of period                                   1,689                 1,425
                                                                             ------------           -------------
Cash and cash equivalents at end of period                                   Ps    1,357            Ps     1,276
                                                                             ============           =============